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                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                                 WWW.LEGALANDCOMPLIANCE.COM
         OF COUNSEL
                                                     DIRECT E-MAIL:
                                                     LAURAANTHONYPA@AOL.COM




                                January 19, 2010

VIA ELECTRONIC EDGAR FILING

Jan Woo, Staff Attorney
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

       Re:   SunGame Corporation
             Amendment No. 4 to Registration Statement on Form S-1 Filed December 23, 2009
             File No. 333-158946

Dear Ms. Woo:

         We have electronically filed herewith on behalf of SunGame Corporation (the "Registrant") Amendment No. 5 to the above-referenced Registration Statement. The Amendment No. 5 is marked with "R" tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 5 and the contents of this transmittal letter responsive to your comment letter dated January 7, 2010.

General

         COMMENT 1. WE NOTE THAT YOU HAVE REVISED YOUR REGISTRATION STATEMENT TO ELIMINATE THE DIRECT OFFERING OF UNITS BY THE COMPANY AND SEEK TO REGISTER ONLY THE SHARES BEING OFFERED BY THE SELLING SHAREHOLDERS. HOWEVER, IT APPEARS THAT THE FILING CONTINUES TO REFER TO A "SELF-UNDERWRITING" OFFERING ON THE COVER PAGE AND TO MAKE REFERENCES TO UNITS IN THE FIRST RISK FACTOR HEADING ON PAGE 14 AND IN ITEM 5 ON THE SAME PAGE. PLEASE REVISE.

         Response:

         o The following sentence was deleted from the cover page: "We are conducting this offering as a "self-underwriting" through our officers and directors, and therefore, we will pay no underwriting fees or commissions."

         o        The following risk factor on page 14 was deleted:

         WE HAVE DETERMINED AN ARBITRARY OFFERING PRICE OF OUR UNITS

         Our offering price of our securities has been determined arbitrarily with no established criteria of value. There is no direct relationship between these preset prices and our assets, book value, lack of earnings, shareholder's equity, or any other recognized standard of value of our business.

         o The phrase "or our Units" was deleted from the end of the first sentence in Item 5, which sentence now reads as follows:
                  "We have no established market for our common stock."


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Securities and Exchange Commission
Division of Corporation Finance
January 19, 2010
Page 2


Cover Page of Prospectus
------------------------

         COMMENT 2. PLEASE REVISE YOUR DISCLOSURE ON THE COVER PAGE THAT SUGGESTS YOU ARE CONDUCTING AN AT-THE-MARKET OFFERING. SPECIFICALLY, PLEASE REVISE THE STATEMENT THAT THE "SELLING SHAREHOLDERS, BY THEMSELVES OR THROUGH BROKERS AND DEALERS, MAY OFFER AND SELL THE SHARES AT PREVAILING MARKET PRICES OR IN TRANSACTIONS AT NEGOTIATED PRICES" SO THAT IT IS CONSISTENT WITH YOUR DISCLOSURE ELSEWHERE IN THE FILING, SUCH AS THE STATEMENT ON PAGE 18 THAT THE "SELLING SHAREHOLDERS ARE OFFERING THE COMMON STOCK AT $1.50 PER SHARE UNTIL SUCH TIME AS A MARKET DEVELOPS, AND THEREAFTER AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES."

         Response: The above-referenced statement has been revised to read as follows: "The selling stockholders, by themselves or through brokers and dealers, are offering their shares at $1.50 per share until such time as a market develops and thereafter at prevailing market prices or in privately negotiated prices. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. The selling stockholders will receive all proceeds from such sales."

         COMMENT 3. PLEASE ALSO REMOVE THE PARAGRAPH FROM THE COVER PAGE THAT STATES THAT IT IS NOT POSSIBLE TO DETERMINE THE PRICE TO THE PUBLIC AND THAT THE SELLING SHAREHOLDERS WILL DETERMINE THE PUBLIC OFFERING PRICE, SINCE THE SHARES WILL BE SOLD AT A SET PRICE UNTIL SUCH TIME, IF ANY, THAT YOUR SHARES ARE THE SUBJECT OF QUOTATION ON THE OTC BULLETIN BOARD OR AN APPLICABLE EXCHANGE, AT WHICH POINT THE SHARES MAY BE SOLD AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES.

         Response: Amendment No. 5 reflects the removal of the above-referenced paragraph.

         COMMENT 4. PLEASE EXPAND YOUR DISCLOSURE IN THE SEVENTH PARAGRAPH TO AFFIRMATIVELY STATE THAT THERE CAN BE NO ASSURANCE THAT A MARKET MAKER WILL AGREE TO FILE THE NECESSARY DOCUMENTS FOR QUOTATION ON THE OTC ELECTRONIC BULLETIN BOARD, NOR CAN THERE BE ANY ASSURANCE THAT SUCH AN APPLICATION FOR QUOTATION, IF MADE, WILL BE APPROVED.

         Response: The above referenced paragraph has been revised to read as follows: "We intend to have an application filed on our behalf by a market maker for approval of our common stock for quotation on the Over-the Counter Bulletin Board quotation system, subject to effectiveness of the Registration Statement. Such application has not yet been filed, nor is there any selected market maker as of yet. Nevertheless, after we have selected a market maker, there is no assurance that the market maker will agree to file the necessary documents for quotation on the OTC Bulletin Board, nor can there be any assurance that such an application for quotation, if made, will be approved. Therefore, there is no assurance that we will be successful in getting our shares quoted on the OTC Bulletin Board."

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Securities and Exchange Commission
Division of Corporation Finance
January 19, 2010
Page 3


Plan of Operations, page 30
---------------------------

         COMMENT 5. WE NOTE THAT ALTHOUGH YOU HAVE DISCLOSED THAT YOU HAVE NO COMMITMENTS FOR ADDITIONAL FUNDING, YOU HAVE RETAINED THE TABLES ON PAGE 31 AND 37 THAT APPEAR TO SUGGEST THAT YOU HAVE A POTENTIAL SOURCE OF FUNDS FROM WHICH YOU CAN DRAW A CERTAIN PERCENTAGE. SINCE YOU ARE NO LONGER CONDUCTING A PRIMARY OFFERING AND HAVE NO COMMITTED SOURCE OF FUNDING, IT APPEARS THAT A DISCUSSION OF THE VARIOUS BUDGET LEVELS IS NO LONGER APPROPRIATE. PLEASE REVISE THE DISCLOSURE TO ACCURATELY REFLECT THE MINIMUM AMOUNT NEEDED FOR EACH EXPENDITURE ITEM TO OPERATE FOR THE NEXT 12 MONTHS.

         Response: Amendment No. 5 reflects the requested revision by eliminating from the tables the various budget levels and disclosing only the minimum amount needed ($300,000) to fund operating expenditures for the next 12 months. The corresponding narrative disclosure addressing this issue was also revised accordingly.

H. Management's Discussion and Analysis of Financial Condition and Results of
-----------------------------------------------------------------------------
Operations
----------

Results of Operations, page 34
------------------------------

         COMMENT 6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 4 THAT YOU GENERATED $25,000 DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2009 FROM A "ONE-TIME SALE OF 3D OBJECTS TO A THIRD PARTY." PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE IN GREATER DETAIL HOW YOU GENERATED THIS INCOME. IN THIS REGARD, DESCRIBE THE 3D OBJECTS THAT YOU SOLD, DISCUSS WHETHER THIS WAS A SALE OF EXISTING ASSETS, AND WHETHER THE SALE OF THOSE ASSETS MATERIALLY AFFECTS YOUR ABILITY TO IMPLEMENT YOUR BUSINESS PLAN.

         Response: Amendment No. 5 reflects the requested information by explaining that the sale and income was generated by the non-exclusive right to use one of our many 3D objects and that such sale did not affect our ownership interest or our continued right to use these objects. In addition, the sale did not affect our business plan or plan of operations

Notes to Financial Statements
-----------------------------

Note 7.  Stockholder's Deficiency
---------------------------------

Common Stock, page F-9
----------------------


         COMMENT 7. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3. IT REMAINS UNCLEAR HOW YOU HAVE CONCLUDED THAT THE STOCK ISSUANCES TO ADVERSOR AND GOSS ARE "FAIRLY STATED AS RECORDED." ALTHOUGH YOU CONTINUE TO MAKE REFERENCE TO A RESTRICTED STOCK ISSUANCE FOR SERVICES IN JUNE 2008, IT CONTINUES TO APPEAR TO THE STAFF THAT THE BEST EVIDENCE OF FAIR VALUE FOR YOUR STOCK WAS THE RESTRICTED STOCK ISSUANCE FOR CASH IN OCTOBER 2008, WHICH WAS IN CLOSER PROXIMITY TO THE RELATED PARTY ISSUANCES IN QUESTION. FURTHER, YOU HAVE NOT DISCUSSED ANY FACTORS OR INTERVENING EVENTS WITHIN THE COMPANY THAT CONTRIBUTED TO AN INCREASE IN THE FAIR VALUE OF YOUR STOCK PRICE. THEREFORE, WE REISSUE PRIOR COMMENT 3.

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2010
Page 4



         Response: The fair value of the Adversor and Goss issuances were determined as follows: In 2007 the Company pursuant to a specific contract with a non-related party was provided with software development services valued at $775,000. The Company did not have the cash to pay for the services, so Adversor, Inc. performed consulting services for the non-related party to satisfy the $775,000 debt. The Company then settled the corresponding $775,000 debt to Adversor, Inc. for 4,123,500 shares of common stock. The stock was valued at the original contract price with the non-related party. The stock to Mr. Goss was valued at the contract price of the services provided of $137,300. This amount represented approximately 1,000 hours of software consulting work at $130 per hour. Subsequent to these issuances for services provided to the Company from 2007 through early September 2008, and subsequent to the Company using the valid contractual and performance information available to it at the time to value them, the Company's interactive internet website system became operational and passed the phase of being solely developmental where a risk exists that reaching a workable solution ready for commercial launch may not be found. By reaching this critical juncture in early October 2008 (a working system ready for commercial launch) the value of the operating system and the Company's shares to potential investors was promptly increased, thus the agreed upon cash sales price to an investor of $.25 per share.

Executive and Directors Compensation, page 41
---------------------------------------------

         COMMENT 8. PLEASE UPDATE YOUR DISCLOSURE TO REFLECT THE EXECUTIVE COMPENSATION FOR 2009. IF BONUS OR OTHER AMOUNTS FOR 2009 HAVE NOT YET BEEN DETERMINED, THIS SHOULD BE NOTED IN A FOOTNOTE TOGETHER WITH DISCLOSURE REGARDING THE DATE THE BONUS WILL BE DETERMINED, ANY FORMULA OR CRITERIA THAT WILL BE USED AND ANY OTHER PERTINENT INFORMATION. WHEN DETERMINED, THE BONUS OR OTHER AMOUNT MUST BE DISCLOSED IN A FILING UNDER ITEM 5.02(F) OF FORM 8-K. REFER TO REGULATION S-K COMPLIANCE & DISCLOSURE INTERPRETATION 217.11 AVAILABLE ON OUR WEBSITE.

         Response: Amendment No. 5 reflects the above-referenced updated disclosure.


Item 17.  Undertakings, page 48
-------------------------------

         COMMENT 9. IT APPEARS THAT THE UNDERTAKING IN ITEM 512(A)(6) OF REGULATION S-K RELATING TO THE PRIMARY OFFERING OF SECURITIES NO LONGER APPLIES TO THE TRANSACTION IN THIS REGISTRATION STATEMENT. PLEASE REVISE ACCORDINGLY.

         Response: Amendment No. 5 reflects the removal of the above-referenced undertaking.

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2010
Page 5



Exhibit 5.1
-----------

         COMMENT 10. WE NOTE THAT AS TO "VARIOUS QUESTIONS OF FACT RELEVANT" TO THE OPINION, COUNSEL RELIED UPON AND ASSUMED THE ACCURACY OF CERTIFICATES AND ORAL OR WRITTEN STATEMENTS, AND OTHER INFORMATION. PLEASE NOTE THAT IT IS INAPPROPRIATE FOR COUNSEL TO INCLUDE ASSUMPTIONS THAT ARE TOO BROAD OR ASSUME ANY OF THE MATERIAL FACTS UNDERLYING THE OPINION. IN THIS REGARD, PROVIDE CONFIRMATION THAT COUNSEL HAS NOT ASSUMED FACTS THAT ARE EASILY ASCERTAINABLE SUCH AS WHETHER THE COMPANY IS LEGALLY INCORPORATED, WHETHER IT HAS SUFFICIENT AUTHORIZED SHARES, WHETHER IT IS NOT IN BANKRUPTCY, AND WHETHER IT HAS TAKEN ALL CORPORATE ACTION NECESSARY TO AUTHORIZE THE ISSUANCE OF SHARES. FURTHER, IT DOES NOT APPEAR THAT THE REGISTRATION STATEMENT RELATES TO SECURITIES TO BE ISSUED IN THE FUTURE. PLEASE TELL US THE PURPOSE AND EFFECT OF THIS STATEMENT OR DELETE THE STATEMENT REGARDING FUTURE ISSUANCES IN THE THIRD PARAGRAPH.

         Response: Amendment No. 5 reflects the requested changes as set forth in the revised legality opinion included therewith as Exhibit 5.1.


         COMMENT 11. WE NOTE THAT THE LEGALITY OPINION IS LIMITED BY ITS DATE. PLEASE ENSURE THEREFORE THAT YOU FILE AN UPDATED LEGALITY OPINION SO IT SPEAKS AS OF A DATE IMMEDIATELY PRIOR TO THE DESIRED EFFECTIVE DATE.

         Response: Amendment No. 5 reflects the requested change as set forth in the revised legality opinion included therewith as Exhibit 5.1.

         COMMENT 12. REVISE THE CLOSING PARAGRAPH OF THE OPINION TO ELIMINATE ANY LIMITATIONS ON THE ABILITY OF PURCHASERS TO RELY ON THIS OPINION. THE STATEMENT THAT THE OPINION IS FURNISHED TO THE BOARD IN CONNECTION WITH THE FILING OF THE REGISTRATION STATEMENT "AND IS NOT TO BE USED, CIRCULATED, QUOTED OR OTHERWISE RELIED UPON FOR ANY OTHER PURPOSE, EXCEPT AS EXPRESSLY PROVIDED" COULD BE INTERPRETED TO MEAN THAT SHAREHOLDERS MAY NOT RELY ON THIS OPINION.

         Response: Amendment No. 5 reflects the requested change as set forth in the revised legality opinion included therewith as Exhibit 5.1.




Legal & Compliance, LLC




By: /s/ Laura Anthony
    ------------------------------
    Laura Anthony, Esq.